Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Exhibit 99.1

Tritium and Decarbonization Plus Acquisition Corporation II Announce Agreement for PIPE Financing By Palantir Technologies Inc. to Support Business Combination

BRISBANE, Australia and NEW YORK, July 27, 2021 /PRNewswire/ – Tritium, a global leader in direct current (“DC”) fast chargers for electric vehicles (“EVs”), and Decarbonization Plus Acquisition Corporation II (“DCRN”) (NASDAQ: DCRN, DCRNW, DCRNU), a special purpose acquisition company, today announced an agreement for a private investment in public equity (“PIPE”) by Palantir Technologies Inc. (“Palantir”) (NYSE: PLTR), a Denver-based software and data analytics company.

In connection with the PIPE financing announced today, Tritium DCFC Limited (“NewCo”), DCRN and Palantir entered into a subscription agreement, which provides for, among other things, the subscription and purchase of ordinary shares of NewCo by Palantir immediately prior to or substantially concurrently with the closing of the Business Combination (as defined below). The PIPE financing is contingent upon, among other things, the consummation of the previously announced business combination among Tritium, NewCo, DCRN and Hulk Merger Sub, Inc., a wholly owned subsidiary of NewCo (the “Business Combination”).

Palantir and Tritium also signed a contract that will provide Tritium with access to the Palantir Foundry platform, the company’s award-winning platform that helps businesses accelerate their end-to-end data transformation and redefine their industries.

“Palantir’s investment in Tritium is another validation of Tritium’s technology and business strategy given Palantir’s own record of identifying and preparing for transformative change,” said Robert Tichio, Partner and Managing Director at Riverstone Holdings LLC and Chairman of the board of directors of DCRN. “Their investment of capital and resources will provide Tritium with support to both continue developing the innovative technologies for which Tritium is known and advance the EV charging hardware and software needed to transition the world to electric transportation.”

“A cutting-edge technology requires a cutting-edge partner, and we feel that we’ve found that in Palantir,” said Tritium CEO Jane Hunter. “As Tritium enters a phase of rapid growth and expansion, we look forward to leveraging Palantir’s investment and insights to expand Tritium’s global e-mobility market share and set the company up for sustained growth and success.”

“Palantir is rooted in harnessing the power of data to help businesses scale, grow, disrupt and win,” said Kevin Kawasaki, Palantir’s Head of Business Development. “The end markets served and targeted by Tritium are experiencing incredible growth, which is expected to continue for years to come as the global race to electrify mobility and decarbonize transportation accelerates. We are eager to partner with Tritium to optimize the incredible wealth of data that comes via the rollout of fast charging infrastructure and to answer complex questions using data science to enable Tritium to further excel in offering solutions to its customers around the globe.”

Placement Agents

Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC acted as PIPE placement agents to DCRN.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

As announced on May 26, 2021, Tritium has entered into a definitive agreement with DCRN for the Business Combination, that would result in Tritium becoming a publicly listed company. Completion of the Business Combination is subject to customary closing conditions.

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

About Palantir Technologies

Palantir Technologies is a software company that builds enterprise data platforms for use by organizations with complex and sensitive data environments. From building safer cars and planes, to discovering new drugs and combating terrorism, Palantir helps customers across the public, private, and nonprofit sectors transform the way they use their data. Additional information is available at https://www.palantir.com.

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No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or the PIPE financing. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed Business Combination, and including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the anticipated consummation and timing of the PIPE financing, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination or the PIPE financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the Business Combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination of the PIPE financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to stockholders of DCRN as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed Business Combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement for the proposed Business Combination when available.

Contacts:

For Investors

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com

For Tritium Media

Dan McDermott

ICR, Inc.

TritiumPR@icrinc.com

For DCRN Media

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com